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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)
SUNDAY Communications Limited
(Name of Issuer)

Ordinary Shares, par value HK$0.10
(Title of Class of Securities)

867270100
(CUSIP Number)

June 22, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

CUSIP No.	867270100

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DISTACOM HONG KONG LIMITED

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	N/A
(b)	N/A

3. SEC Use Only

4. Citizenship or Place of Organization:		HONG KONG

Number of	5. Sole Voting Power	0
Shares
Beneficially	6. Shared Voting Power	0
Owned by
Each	7. Sole Dispositive Power	0
Reporting
Person With	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person None

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11. Percent of Class Represented by Amount in Row (9) 0

12. Type of Reporting Person (See Instructions) CO

Page 2 of 6 pages

CUSIP No.	867270100

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DISTACOM COMMUNICATIONS LIMITED

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	N/A
(b)	N/A

3. SEC Use Only

4. Citizenship or Place of Organization:		HONG KONG

Number of	5. Sole Voting Power	0
Shares
Beneficially	6. Shared Voting Power	0
Owned by
Each	7. Sole Dispositive Power	0
Reporting
Person With	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person None

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11. Percent of Class Represented by Amount in Row (9) 0

12. Type of Reporting Person (See Instructions) CO

Page 3 of 6 pages

Item 1. (a) Name of Issuer
                  The Schedule 13G relates to SUNDAY Communications Limited (the "Company")

Item 1. (b) Address of Issuer's Principal Executive Offices
                  The Company maintains its principal executive offices at 13th Floor, Warwick House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong, China.

Item 2. (a) Name of Person Filing
                  (1) Distacom Communications Limited ("Distacom")
                  (2) Distacom Hong Kong Limited ("Distacom HK")

Item 2. (b) Address of Principal Business Office or, if none, Residence

Distacom:	Room 3805, 38/F
Tower Two, Lippo Center,
89 Queensway,
Hong Kong

Distacom HK:	Room 3805, 38/F
Tower Two, Lippo Center,
89 Queensway,
Hong Kong

Item 2. (c) Citizenship
                  Distacom:                Hong Kong, China
                  Distacom HK:         Hong Kong, China

Item 2. (d) Title of Class of Securities
                  The Schedule 13G relates to ordinary shares, par value HK$0.10, of the Company.

Item 2. (e) CUSIP Number
                  867270100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).

Page 4 of 6 pages

(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned: None
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote  None
                       (ii) Shared power to vote or to direct the vote  None
                       (iii) Sole power to dispose or to direct the disposition of  None
                       (iv) Shared power to dispose or to direct the disposition of  None

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

29 June, 2005
Distacom Communications Limited

By:

Name: Richard John Siemens
Title: Director

Distacom Hong Kong Limited

By:

Name: Kuldeep Saran
Title: Director

Page 6 of 6 pages